File No. 811-21873

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of
American Vantage Companies
P. O. Box 81920
Las Vegas, Nevada 89180

Amendment No. 1
Application Pursuant to Section 8(f) of the Investment Company Act of 1940 for an Order Declaring That Applicant has Ceased to be an Investment Company

Communications regarding this Application should be directed to:
David R. Fishkin, Esq.
Snow Becker Krauss P.C.
605 Third Avenue
New York, New York 10158
212-455-0408

I. NATURE OF RELIEF SOUGHT BY APPLICANT
     American Vantage Companies, a Nevada corporation (with its controlled subsidiaries, the “Company”, “AVCS” or “Applicant”), seeks an order pursuant to Section 8(f) of the Investment Company Act of 1940, as amended (the “Act”), declaring that Applicant has ceased to be an investment company under the Act.
II. BACKGROUND
     On March 21, 2006, the Company filed with the Securities and Exchange Commission (the “Commission”) a Form N-8A Notification of Registration pursuant to Section 8(a) of the Act, registering the Company as an investment company thereunder. On June 21, 2006, the Company filed a Form N-2 Registration Statement for Closed End Investment Companies. The Company is primarily engaged in various operating businesses and not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities; accordingly, the Company does not believe that it is an investment company within the meaning of the Act.
III. DISCUSSION REGARDING DEREGISTRATION
     The Commission has historically reviewed Section 8(f) applications on a case-by-case basis and made determinations founded on the following general criteria: (A) the company’s historical development, (B) its public representations of policy, (C) the activity of its directors, officers and employees, (D) the nature of its present assets, and (E) the sources of its present income.1 This Application will address each of these criteria as they apply to the Company.
A. Historical Development
     The Company was incorporated in Nevada in 1979 under the name Western Casinos, Inc. The Company changed its name to American Casino Enterprises, Inc. in 1979 and then changed its name to American Vantage Companies in March 1997. The Company was originally formed to engage in the business of recreational and leisure time activities for tourists to the Las Vegas, Nevada region, including casino gaming.
     From 1989 to 1999, the Company consulted and provided technical assistance, training and advice concerning all aspects pertaining to the gaming operations and business activities of various California Native American casinos, including but not limited to:
▪	Assistance with raising capital

▪	Assistance with architectural design and engineering

▪	Assistance with legal and regulatory matters

[1]	See SEC No-Action Letter, Tonapah Mining Company of Nevada, 26 SEC 426 (1947).

▪	Organization and administration

▪	Planning and development

▪	Gaming activities

▪	Internal controls and accounting procedures

▪	Cage operations

▪	Engineering and maintenance

▪	Housekeeping

▪	Human resources (including recruitment)

▪	Management information services

▪	Marketing and advertising

▪	Purchasing

▪	Surveillance

▪	Security

▪	Food and beverage operations
Millerton Games, Inc. (no longer part of the Company)
     In January 1991, the Company completed the purchase of all of the capital stock of Millerton Games, Inc. (“Millerton”), which held a management consulting contract with Table Mountain Casino, a tribal gaming enterprise located on a Federal Indian Rancheria in Friant, California. The Company had been engaged in providing gaming consulting services to the Table Mountain Band of Indians and other Indian tribes. In May 1999, the Company’s contract with the Table Mountain Band of Indians to provide consulting services was prematurely terminated following a change in the tribal government.
     For Tribal gaming services performed by AVCS and Millerton, the Company received fees aggregating more than $70,000,000.
Vantage Bay Group, Inc.
     In November 1998, Vantage Bay Group, Inc., a wholly-owned subsidiary of the Company, together with TT&T, LLC (“TT&T”), organized Border Grill Las Vegas, LLC (“Border Grill”) as a Nevada limited liability company. Border Grill was formed for the purpose of developing and operating the Border Grill Las Vegas Restaurant at the Mandalay Bay Hotel and Casino in Las Vegas, Nevada. Pursuant to the Operating Agreement of Border Grill, between November 1998 and July 2000, Vantage Bay invested a total of $3,001,000 to the capital of Border Grill and loaned Border Grill an additional $175,000 for the initial development and operation of the Border Grill Las Vegas Restaurant, which opened in June 1999. From June 1999 through July 2004, the Company received approximately 80% of the Border Grill Las Vegas Restaurant’s net cash flows until the Company recaptured its initial investment and related accrued interest. Since inception, the Company has retained a 49% interest in Border Grill.

YaYa Media, Inc. and Games Media Properties, LLC
     In April 2003, the Company acquired substantially all of the assets and business and certain of the liabilities of YaYa, LLC as a component to its strategy to develop a branded content business. YaYa Media, Inc. (“YaYa”), a wholly-owned subsidiary of the Company, was formed specifically to acquire the YaYa, LLC assets, business and liabilities and to continue YaYa’s business and operations as the “Branded Content” division. YaYa was engaged as an “end-to-end” interactive solutions provider. YaYa specialized in the creation and provision of advertiser-driven interactive games and marketing solutions for its Fortune 1000 clients.
     In addition, as a result of the YaYa, LLC asset acquisition, the Company, through YaYa, obtained a non-controlling interest (less than 5% at December 31, 2008) in an unconsolidated subsidiary, Games Media Properties, LLC (“Games Media”) that has entered into a joint venture arrangement to create a promotional event known as a “video game touring festival.”
American Vantage Media Corporation (no longer part of the Company)
     In December 2003, the Company formed American Vantage Media Corporation (“AVMC”) as a wholly-owned subsidiary to manage acquired or internally-developed entertainment related businesses.
     Effective January 1, 2004, AVMC combined the YaYa operations and the Hypnotic branded entertainment operations (see description below) into its “Branded Content” division. Hypnotic’s ownership interest in two feature films and a television development and production arrangement with Warner Bros. TV were combined into the Company’s Film and TV Production division.
     On February 3, 2004, AVMC acquired all of the outstanding common stock of Wellspring Media, Inc. (“Wellspring”), as further described below.
     In December 2004, AVMC closed its Branded Content division and terminated the related staff and consulting positions. The Branded Content division included all of YaYa’s operations and a portion of Hypnotic’s operations.
American Vantage/Hypnotic, Inc. (no longer part of the Company)
     On December 31, 2003, the Company acquired substantially all of the assets and business and certain of the liabilities of Enigma Media, Inc., d/b/a Hypnotic, and began operations, effective January 1, 2004, under a wholly-owned subsidiary, American Vantage/Hypnotic, Inc. (“Hypnotic”), formed specifically to acquire the Enigma Media, Inc. assets, business and liabilities and to continue Hypnotic’s business and operations. Hypnotic was operated under AVMC’s “Film and TV Production” division.

     Hypnotic provided high quality creative talent and valuable intellectual property. Hypnotic focused on television creation and production, branded content, and distribution operations as well as specific intellectual property, including an 800-title short film library plus an ownership interest in two feature films, “Cry Wolf” and “Mail Order Bride.” With Warner Brothers, Hypnotic co-produced “The O.C.”, a weekly television series for the FOX Broadcasting Network. The Film and TV Production division also developed and produced traditional film and TV properties.
     Film and TV Production employees provided the executive co-production services for the FOX Broadcasting Network weekly television series. In addition, the division’s employees developed, proposed and managed production of new television pilots. Independent screen writers were contracted to write the pilot scripts accepted for production. Other independent contractors, such as production personnel, were utilized on an as-needed basis.
     The Film and TV Production division’s primary competition was from other independent production studios. These independent production studios varied in size and in services provided. The Film and TV Production division’s primary source of differentiation was its ability to provide internal production services for the Branded Content division as well as to provide production services to external customers.
Wellspring Media, Inc. and non-fiction films, inc. (no longer part of the Company)
     On February 3, 2004, AVMC acquired all of the outstanding common stock of Wellspring and began operating Wellspring under AVMC’s “Filmed Entertainment” division. The Wellspring assets comprised the Filmed Entertainment division. In September 2004, AVMC began distributing documentary films, under the brand name “non-fiction films,” as a successor to a former Wellspring subsidiary.
     Wellspring was a distributor of world cinema and wellness programming. Wellspring’s assets included a film library with approximately 750 titles distributed via its home video, direct response, worldwide sales and theatrical units. Film library titles were generally acquired from third parties.
     The Filmed Entertainment division employees acquired the film titles and managed the various divisional units. Independent contractors were not commonly utilized.
     Film distribution is a highly competitive business. The Filmed Entertainment division’s primary competition was from other independent film distribution companies. These companies competed for: (a) acquisition of prominent world cinema titles; (b) retail and direct response customers; and (c) theatrical audiences.

Genius Products, Inc.
     On March 21, 2005, the Company sold all of the outstanding common stock of AVMC to Genius Products, Inc. (“Genius”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) in which the Company received 7,000,000 shares of common stock, which constituted 22.05% of Genius’ then outstanding common stock of 31,747,499 shares. The Company also received warrants to purchase 700,000 shares of common stock of Genius at an exercise price of $2.56 (the “$2.56 Warrants”) and 700,000 shares of common stock at an exercise price of $2.78 (the “$2.78 Warrants”).
     Related to the transaction, the Company and Genius also entered into a pledge agreement transferring to the Company certain assets and liabilities held by Hypnotic and YaYa. The assets transferred back to the Company primarily consist of television and film creative projects and co-executive producer fees generated from the television series “The O.C.” and Games Media. Wellspring, as a wholly-owned subsidiary of AVMC, (together with non-fiction films, inc.) was included in the Company’s disposition of AVMC to Genius.
     In August 2005 and June 2005, the Company privately placed an aggregate of 3,125,000 and 2,500,000 shares, respectively, of its Genius common stock with unaffiliated third parties. In conjunction with the June 2005 private placement, the Company also privately placed an aggregate of 225,000 $2.56 warrants. Related to the June 2005 private placements of the Genius securities, the Company also surrendered to Genius for cancellation 225,000 $2.56 warrants. Gross proceeds from the August 2005 and June 2005 private placements totaled $4,688,000 and $4,375,000, respectively.
     Effective May 17, 2007, May 18, 2007 and May 21, 2007, the Company privately placed 89,000, 69,000 and 542,000 shares of Genius common stock, respectively, for gross proceeds of $2,024,000, net of direct sales costs totaling $32,000. In conjunction with this transaction, the Company recognized a gain of $88,000.
     On May 31, 2007, the Company was served with a Complaint for Damages and Equitable Relief (the “Complaint”) filed by Genius for estimated damages and equitable relief totaling no less than $2,400,000 exclusive of prejudgment interest, costs and reasonable attorneys’ fees. Genius asserted that the Company made certain misrepresentations in connection with the Merger Agreement to which the Company, AVMC and Genius are parties. These claims were the subject of a Notice from counsel for Genius on May 25, 2006.
     The Notice set forth certain claims and demands of Genius arising out of the Merger Agreement. In the Notice, Genius asserted that the Company represented that (i) at February 28, 2005, AVMC’s consolidated accounts payable was no more than $5,275,000 and its accounts receivable was not less than $4,531,000; (ii) AVMC had no pending suits, claims, actions, proceedings or investigations; and (iii) all material taxes owed by AVMC had been paid. The Notice asserted that the Company intentionally failed to disclose or concealed facts relating to these representations.

     The Company believed that such representations were accurate when made and, in response to the Complaint, in July 2007, filed a Motion to Strike in the Superior Court of the State of California.
     Effective February 29, 2008, the Company held 675,000 shares of Genius common stock, the 250,000 $2.56 Warrants and the 700,000 $2.78 Warrants. At that date, the Company and Genius agreed to a settlement of the Complaint and provided mutual releases principally on the following terms:
•	Release of 150,000 shares of the Genius common stock to Genius.

•	Extension of the expiration dates of the 250,000 $2.56 Warrants and 700,000 $2.78 Warrants from March 2, 2010 to September 2, 2012.
     At December 31, 2008, the Company held a total of 525,000 shares of the Genius common stock, which represented approximately 0.78% of Genius outstanding common stock (a total outstanding of 67,609,094 shares). The Company also continues to hold the 250,000 $2.56 Warrants and 700,000 $2.78 Warrants. At December 31, 2008, the stock price of Genius common stock (GNPR.PK) was $0.01.
American Casino and Resorts, Inc.
     On April 11, 2006, the Company formed American Casinos and Resorts, Inc. (“ACR”), a wholly-owned subsidiary that was intended to own and operate casino gaming resorts located in the United States and internationally.
     In May 2006, upon completion of initial due diligence and discussions with ACR’s independent consulting advisor, ACR withdrew from consideration as a bidder for The Admiral Casino in St. Louis, Missouri.
     From June 2006 through December 31, 2008, ACR has not pursued other gaming opportunities as such activities are primarily performed by the Company’s other subsidiaries, Brownstone, LLC and Brownstone GoldTown, LLC (see following subsidiary discussions).
Brownstone, LLC
     In 2006, the Company formed Brownstone, LLC, a Nevada limited liability company, to provide development and consulting or management services to the Tribal gaming community.
     On March 25, 2007, Brownstone, LLC entered into a development and structuring fee arrangement (the “Big Sandy Development Agreement”) with the Big Sandy Rancheria Band of Western Mono Indians (the “Tribe”) and the Big Sandy Entertainment Authority. The Tribe’s $450,000,000 hotel and casino resort is currently planned in

Friant, near Fresno, California. From March 25, 2007 through opening day of the hotel and casino resort, the Company’s portion of the development and structuring fees, including performance bonus, are estimated to be in excess of $20,000,000.
     Brownstone, LLC and the Tribe are also negotiating a three- to five-year consulting contract to assist the Tribe in operating the hotel and gaming facility that would be effective post-opening for the hotel and casino resort.
Brownstone GoldTown, LLC
     In 2006, the Company formed Brownstone GoldTown, LLC, a Nevada limited liability company, to develop, purchase, manage and/or consult for commercial (i.e., non-Tribal) gaming and hospitality properties.
Brownstone GoldTown CV, LLC
     During 2007, Brownstone GoldTown, LLC formed Brownstone GoldTown CV, LLC, a Nevada limited liability company that is intended to construct, own and operate a hotel and casino project (“GoldTown Hotel and Casino Resort”) to be located in Douglas County (within minutes of Nevada’s capital, Carson City).
     The GoldTown Hotel and Casino Resort is a two-phase development to be located on approximately 45 acres of land in Douglas County, Nevada. The current Phase I plans, estimated at approximately $125,000,000, include an up to 300-room/suite resort, approximately 95,000 sq. ft. full-service casino, restaurants, convention facility, entertainment venues, and other related amenities. The project is planned to include approximately 30 acres of mixed-use development.
     An independent Gaming, Hotel, Convention Center and Retail Market Assessment report was issued in September 2007. The report concluded that operating income generated from the GoldTown Hotel project would increase from $19,500,000 in the first full year of operations to $28,000,000 in the fifth year.
     At public meetings held in early 2008, the Douglas County Board of Commissioners approved one-year permits on all phases of the GoldTown project. The Company planned to begin construction during the second quarter of 2008. However, due to the current difficulty under prevailing economic conditions in obtaining financing for commercial gaming projects, the GoldTown project has been placed on hold pending a more favorable financing market.
     In March 2009, the Douglas County Board of Commissioners extended the permits for an additional two years (i.e., to begin, but not necessarily complete, construction). The Company anticipates that the two-year extension will facilitate completion of the project as favorable capital markets become more available.

Candidates on Demand Group, Inc.
     On September 14, 2007, the Company acquired Candidates on Demand Group, Inc., a recruiting and placement agency and its subsidiaries, COD Consulting Services, Inc., DealSplit, Inc. and Candidate Report Card Group, Inc. (collectively, “COD”). COD is currently a wholly-owned subsidiary of the Company.
     When acquired, COD was a national temporary placement and recruitment firm headquartered in New York City with five regional offices, primarily on the East coast of the United States. COD’s extended customer base includes Fortune 500 companies with operations in the IT, legal, accounting, finance, engineering and pharmaceutical disciplines.
     COD utilizes a customized sourcing strategy to reduce time to market and costs associated with “on demand” hiring. Leveraging best-in-class tools and depth of executive/management experience spanning more than two decades, COD has amassed a candidate database currently in excess of 1.5 million resumes.
     As partial consideration of the acquisition of COD, Michael C. Woloshin, founder and sole stockholder of COD, received $500,000 in cash and 500,000 shares of the Company’s common stock.
Summary of Historical Operations
     Since the Company’s inception in 1979, the Company has never been, nor has it ever held itself out to be, nor are the current and future business plans to be, primarily engaged in the business of investing, reinvesting, owning, holding, or trading in securities. From inception, the Company has primarily been involved in the gaming, restaurant, media, and entertainment businesses and has publicly held itself out as being in such businesses.

Current Business Operations
     The gaming and hospitality operations of the Company are organized as follows:

*	The Company owns 100% of American Vantage Brownstone, LLC, 60% of Brownstone, LLC and 51% of Brownstone GoldTown, LLC (with respect to the latter two entities, these percentages reflect agreements in principle with Robert F. Gross; see Section III.D. Nature of Present Assets for additional discussion).
     The Company’s recruitment and temporary placement operations are organized as follows:

*	The Company owns 100% of each of COD and its subsidiaries.
     During the second half of 2008, recognizing the changing U.S. and international economies and the resultant impact on declining employment and the labor markets, COD focused on improving efficiencies and reducing operating costs.
     In November 2008, to assist and support the Company’s gaming and hospitality industry base, COD officially launched its Las Vegas division by exhibiting at the Global Gaming Expo (G2E). COD continues to maintain a staffing presence to the gaming and hospitality industry at the Company’s corporate office located in Las Vegas, Nevada.

     In January 2009, COD was restructured to provide temporary placement and/or recruitment services in support of its core vertical expertise from the Melville, New York corporate office and Brooklyn, New York office.
Future Business Operations
     Due to the recent upturn in restructuring of gaming investments as well as general economic market conditions, the Company is currently identifying potential opportunities to provide gaming and hospitality consulting and management services to non-Tribal clients, e.g., financial institutions holding troubled gaming property debt. Depending on negotiated terms, fee revenues could also include an equity ownership percentage in these gaming and/or hospitality properties.
     The Company also continues to focus on providing technical assistance, training and management or consulting advice to Native American Tribes concerning all aspects pertaining to the gaming operations and business activities.
     The Company also continues to provide management consulting for its restaurant entity. Current and future activities include but are not limited to, marketing and advertising, promotional activity, internal controls and accounting procedures and general food and beverage operations.
Capitalization and Trading Market; Compliance
     The Company has authorized 100,000,000 shares of common stock, par value $.01 per share, of which 6,629,107 shares are issued, outstanding and held of record by approximately 1,200 stockholders. The Company’s common stock is currently traded with Pink OTC Markets Inc. (“Pink Sheets”).
     The Company has not conducted any public offerings of its securities since the original initial public offering in 1980. The Company has not made any sales of its securities pursuant to its registration statement on Form N-2. The Company is current in all of its required filings under the federal securities laws.
Tax Consequences
     Deregistration under the Act will not result in any unfavorable tax consequences to the Company or its stockholders. The Company has not filed its federal tax returns on the basis that it is qualified to be taxed as a “regulated investment company” (as such term is defined in the applicable provisions of the Internal Revenue Code). During the time that the Company has been registered under the Act, upon advice of the Company’s independent tax accountants, it has continued to file its federal tax returns as if it were an operating company subject to the provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Equity Compensation Plan Information
     At December 31, 2008, the Company has one active stock plan with 750,000 shares authorized and 410,000 shares available for issuance. In addition, the Company has three expired stock option plans which authorized: (i) 500,000 shares for issuance to officers of the Company: (ii) 833,334 shares for issuance to key employees, including officers of the Company; and, (iii) 833,334 shares for issuance to employees, officers and directors of the Company and others. Options, under all plans, have generally not been granted at less than 100% of the market value of the Company’s common stock on the date of grant.
     Options outstanding at January 1, 2008 to purchase the Company’s common stock were granted prior to the Company’s registration under the Act on March 21, 2006. The Company has not issued stock options following registration under the Act.

	All Officers		Key Employees and		Employees, Officers
	as a Group		Officers		Directors and Others
Common shares reserved for issuance	500,000		833,334		1,583,334

Outstanding, January 1, 2008	11,696	$1.13	83,970	$1.16	1,033,335	$1.85
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Canceled / expired	—	—	—	—	(58,334)	(1.19)

Outstanding, December 31, 2008	11,696	$1.13	83,970	$1.16	975,001	$1.74

Options outstanding — weighted average remaining contractual life (years) // range of exercise prices	1.1	$1.13	1.1	$1.13-$1.63	4.0	$0.93-$2.87

Options exercisable — weighted average remaining contractual life (years) // range of exercise prices	1.1	$1.13	1.1	$1.13-$1.63	3.9	$0.93-$2.87

     In connection with a 2003 asset acquisition agreement among Enigma Media, Inc. (“Enigma”) and the Company, the Company issued warrants to Enigma, which were valued at $0.75 each, to purchase a total of 1,000,000 shares of the Company’s common stock, par value $0.01 per share, at an exercise price of $5.00 per share, expiring on December 31, 2013 (“Enigma Warrants”). The Company and Enigma fixed the terms of the Enigma Warrants pursuant to arm’s-length negotiations.
     Commencing on July 1, 2007, Enigma has the right to redeem the Enigma Warrants, in whole or in part, at a redemption price of $0.75 per Enigma Warrant, provided that the average of the closing sale prices of the Company’s common stock as reported on the stock market or other reporting system that provides last sale prices, has been at least 200% of the exercise price for a period of 20 consecutive trading days ending on the third day prior to the date on which the Company gives notice of redemption. Enigma has not yet redeemed any of the Enigma Warrants.
     Holders of the Enigma Warrants have the right to demand one registration for resale of the shares underlying the Enigma Warrants at the expense of the Company and two additional registrations at their own expense. They also have unlimited piggyback registrations with respect to shares that have not been previously registered.
B. Public Representations of Policy
     The Company has never represented or stated that it is involved in any business other than the businesses in which it presently and has historically operated, which have included, as set forth above, gaming, media, restaurants and entertainment. The Company’s periodic reports, reports to stockholders and press releases have consistently stated that the business of the Company consists of such enterprises and has never at any time characterized any portion of the Company’s business, either explicitly or implicitly, as relating to the investment in securities. Further, the Company has always emphasized operating results and has never emphasized investment income as a material factor in its business or future growth.
C. Activities of Directors, Officers and Employees
AVCS Board of Directors
     Set forth below is a brief description of the background of each of the Company’s current directors, based on information provided to us by them.
     Ronald J. Tassinari, an original founder of the Company, has served as the Company’s Chief Executive Officer, President and Chairman of the Company’s Board of Directors since the Company’s inception in August 1979.
     Steven G. Barringer has served as a Director of the Company since February 1998, as the Company’s Corporate Governance Liaison since July 2003 and as Chairman of the Company’s Nominating Committee since March 2007. Mr. Barringer has been a Partner of Holland & Hart LLP since April 2006. Mr. Barringer was a member of the government relations firm of MGN, Inc. in Washington, D.C. from November 2000 to April 2006.
     Jeanne Hood has been a Director of the Company since February 1994 and Chairwoman of the Company’s Audit Committee since March 2002. Ms. Hood was a gaming consultant to the Company from February 1994 to April 2000. Ms. Hood served as a Director of Pioneer Citizens Bank (a Nevada statewide bank) until its merger during 2000 with Zions, a large regional bank with offices in seven states. Since January 2000, she has served on the Board of Southwest USA Bank. Ms. Hood served as President and

Chief Executive Officer of Elsinore Corporation, a publicly-traded gaming company. From 1977 to 1993, Ms. Hood served as President and Chief Executive Officer of Four Queens, Inc., then the owner and operator of the Four Queens Hotel Casino in Las Vegas, Nevada, and a wholly-owned subsidiary of Elsinore Corporation.
     Douglas R. Sanderson was appointed to the Company’s Board of Directors in October 2007 to fill the vacancy created by the death of Audrey C. Tassinari. Mr. Sanderson currently is President of La Jolla Gaming which specializes in server-based technology and offers a line of gaming software through its offices in Las Vegas, San Diego, London and San Jose, Costa Rica.  Mr. Sanderson served as President and Chief Executive Officer from 2000 to February 2006 of the publicly-traded company Fortune Entertainment Corporation.  Mr. Sanderson is also the former President and Chief Executive Officer of Sega Gaming Technology, Inc. and the former Vice-President of Worldwide Sales for Bally Gaming, Inc.  Mr. Sanderson serves on the Board of Directors of the Nevada Muscular Dystrophy Association.
     Brian T. Seager was appointed to the Company’s Board of Directors in September 2007 to fill the vacancy created by the resignation of Randolph C. Read.  Mr. Seager currently serves as the President of Brilor, Inc.  Brilor, Inc. acquires land and develops master plan communities in Nevada, Arizona, Idaho and Utah.  Mr. Seager serves as a Board of Trustee for Destination Funds.
AVCS Officers
     Ronald J. Tassinari, an original founder of the Company, has served as the Company’s Chief Executive Officer and President since the Company’s inception in August 1979.
     Anna M. Morrison was appointed the Company’s Chief Accounting Officer in April 2003. In 2008 she was appointed the Company’s Chief Financial Officer. From August 2002 to April 2003, she provided financial and accounting services to us as an outside consultant. She was President of Morrison Business Resources, Inc. and an Associate with Resources Connection, Inc. and Robert Half International, Inc. from 1997 to August 2002. Ms. Morrison served as a Manager and an Associate for Price Waterhouse LLP, a predecessor of PricewaterhouseCoopers LLP from 1987 to 1992 and from 1993 to 1996. Ms. Morrison is a Certified Public Accountant.
     The Company’s Chief Executive Officer and Chief Financial Officer spend nearly all of their time on the Company’s current businesses, principally COD and the Brownstone group of companies, in addition to seeking out and negotiating potential new strategic complementary businesses. The activities of the Company’s officers and directors relating to the Company’s investment securities and cash is extremely minimal, both in absolute terms and relative to the overall amount of time dedicated to the Company’s business activities, and is limited to monitoring, and from time to time, liquidation of, the investment securities. Further, as discussed in Section III.A. above, the Company’s officers and directors are currently spending considerable time in developing casino gaming and casino management opportunities for the Company.
Brownstone Group Director and Officer
     Ronald J. Tassinari, Chairman of the Company’s Board of Directors.
     Robert F. Gross was appointed Chief Executive Officer for the Company’s gaming group in 2006. Mr. Gross currently is President of RFG Gaming & Hospitality, LLC, an independent consultant. Mr. Gross’s passion in the gaming industry has encompassed more than 35 years of executive management experience. He has developed and managed commercial gaming properties and Native American-owned gaming properties including Nez Perce Gaming Enterprises, Santa Ana Star Hotel Casino Resort, Dunes Hotel & Casino, Rancho Mesquite Casino & Holiday Inn Hotel, WSR Corporation d/b/a Oasis Resort Hotel & Casino, Santa Fe Hotel & Casino Resort, Table Mountain Casino & Bingo, and the Cher Ae Heights Casino.
COD Directors and Officer
     Ronald J. Tassinari, Chairman of the Board of Directors.
     Anna M. Morrison, Secretary and Treasurer of the Board of Directors.
     Paul J. Buonaiuto was appointed Chief Executive Officer for Candidates on Demand Group, Inc., a wholly-owned subsidiary of the Company, in June 2008.  Prior to assuming the CEO post, Mr. Buonaiuto was the Practice Lead for CDI Corp, responsible for day-to-day management of a recruitment team of more than 40 individuals and expansion efforts in Asia Pacific and Japan. From 1995 – 2007, Mr. Buonaiuto served in various roles including Vice-President, Global Relationship Management and National Recruiting Director for the publicly-traded company CA, Inc.
Employees
     In addition to the Company’s CEO and CFO, the parent company also has a corporate controller who oversees all of the financial operations, accounting and financial reporting, and communicates with the CFO regularly, as well as an executive assistant who performs administrative duties for the executive management as well as assisting the corporate controller with daily accounting activities. The Company has never employed an investment advisor and there is not an employee who is specifically assigned to manage the Company’s investments, this is the responsibility of the CEO and CFO.
     COD has 10 employees. Paul Buonaiuto, the CEO, manages the company as well as human resource issues. The Vice-President of Finance oversees all of the financial operations, accounting and financial reporting, and communicates with the CEO regularly. The accounting assistant supports the Vice-President of Finance with the daily accounting activities. The marketing and sales manager maintains the marketing strategy. Six recruiting agents are responsible for interviewing and placement of potential candidates.
D. Nature of Present Assets
Description of Assets
     As a result of its registration with the Commision as a non-diversified closed-end management investment company under the Act, effective March 21, 2006, the Company changed its accounting to carry its investments in non-traded investees at estimated fair values and otherwise report utilizing specialized accounting principles applicable to registered investment companies.
     At December 31, 2008, as reported in the Company’s Report on Form N-CSR, the following is the asset section of the Consolidated Statement of Assets and Liabilities:

December 31, 2008
Assets
Investments, at fair value	$4,097,000
Cash	281,000
Receivable from investee	1,498,000
Other receivables, net of unamortized discount	1,777,000
Property and equipment, net	1,404,000
Other	951,000

Total assets	$10,008,000

     At December 31, 2008, the Company also has net operating loss carryforwards for U.S. federal income tax purposes of approximately $13,553,000 which expire in the tax years ending 2023 through 2028, $293,000 in employment tax credit carryforwards which will expire in the tax year ending in 2021 through 2028, and $10,000 in charitable contributions credit carryforwards which will expire in the tax years ending in 2009 through 2012. The Company also has capital loss carryforwards of approximately $1,400,000 which will expire in the tax year ending in 2010. Furthermore, the Company has an IRC Section 179 deduction carryforward of $123,000 which is carried forward indefinitely. The Company has a California net operating loss of approximately $7,560,000 which will expire in the tax years ending in 2012 through 2028. The Company has New York State and New York City net operating loss carryforwards of $1,198,000 and $1,194,000, respectively, which will expire in the tax years ending in 2024 through 2028.

     At December 31, 2008, as reported in the Company’s Report on Form N-CSR, the following is the Consolidated Schedule of Investments:

						Percentage of
			Industry/	Number	Value at	investments at
			Ticker/	of	December 31,	December 31,
	Name of unaffiliated user	Title of issue	CUSIP	Shares	2008	2008
Common stock:	Candidates on Demand	Common stock	Temp. placement/	100	$1,302,000	31.9%
	Group, Inc.		Recruitment

	Genius Products, Inc.	Common stock	GNPI.PK	525,000	5,000	0.1%

					1,307,000	32.0%

Preferred stock:	Federated Premier Intermediate
	Municipal Income Fund—
	Moodys: AAA	Series A	31423M204	11	275,000	6.7%

	Paine Webber Premium
	Municipal Income—Moodys:
	AAA; S&P: AAA	Series B	69574F305	11	550,000	13.4%

					825,000	20.1%

Warrants:
	Genius Products, Inc.	$2.56 Warrants	GNPI.PK	250,000	1,000	0.0%
	Genius Products, Inc.	$2.78 Warrants	GNPI.PK	700,000	4,000	0.1%

					5,000	0.1%

Other:
	Border Grill Las Vegas, LLC	Member shares	Restaurant		1,960,000	47.7%

					$4,097,000	100.0%

COD Common Stock
     Candidates on Demand Group, Inc. is a wholly-owned subsidiary, together with COD’s wholly-owned businesses, COD Consulting Services, Inc., DealSplit, Inc. and The Candidate Report Card Group, Inc.
     The Company’s investment in COD is classified as a level three investment as defined by FASB Statement No. 157 “Fair Value Measurements” (“FASB 157”). In determining the fair value of the COD investment, the following factors and information were considered:

•	An appraisal preformed by an independent valuation specialist

•	Industry outlook and current economic conditions

•	Current and historical operations and the results thereof

•	2009 budget projections and expected economic conditions
     The fair value of the COD investment was determined to be $2,800,000, which consists of an investment value of $1,302,000 and receivables from COD of $1,498,000.
Genius Common Stock and Warrants
     As the remaining portion of the consideration received from the disposition of AVMC, at December 31, 2008, the Company holds 525,000 shares of Genius common stock, 250,000 $2.56 Warrants and 700,000 $2.78 Warrants.
     The Company’s investment in Genius common stock is classified as a level one investment as defined by FASB 157 and is valued based on quoted market prices.
     The Company’s investment in Genius warrants is classified as a level two investment as defined by FASB 157. In determining the fair value of the Genius warrants the following factors and information were considered:
•	Quoted market price

•	Volatility in the market

•	Publicly available information and analysis of Genius financial statements
     In March 2009, Genius filed an Information Statement Pursuant to Section 14(c) of the Exchange Act and Rule 14c-2 thereunder. Genius informed stockholders of record as of March 9, 2009 that the Board of Directors approved a reverse stock split on January 20, 2009 in an exchange ratio of one-for-five hundred.
Preferred Stock
     The Company’s investment in preferred stock is held through a Wells Fargo Investment brokerage account for Auction-Rate Securities. Until early 2008, these Auction-Rate Securities were fully liquid via auctions held every seven days. However, during early 2008, Wells Fargo Investment notified the Company that these Auction-Rate Securities were no longer liquid, but were subject to partial calls or redemptions via a lottery system conducted by the Depository Trust Company. Due to the uncertainty of redeeming these securities, the Company arranged with Wells Fargo & Company (“Wells Fargo”) to borrow 90% of the total value of the investment in these Auction-Rate Securities. At December 31, 2008, the Company’s note payable balance with Wells Fargo was $715,000.

     The Company’s investment in preferred stock is classified as a level two investment as defined by FASB 157. In determining the fair value of the preferred stock the following factors and information were considered:
•	Acceptance of preferred stock as collateral for a debt obligation

•	Adjustment of variable interest rates

•	2008 sales were at par value
Border Grill
     The Company owns a 49% membership interest in the limited liability corporation that operates the Border Grill, which generated an unrealized loss from the market value of $1,764,000 for the Company and cash distributions of $319,000 during the year ended December 31, 2008.
     The Company’s investment in Border Grill is classified as a level three investment as defined by FASB 157. In determining the fair value of the Border Grill investment, the following factors and information was considered:
•	An appraisal preformed by an independent valuation specialist

•	Industry outlook and current economic conditions

•	Current and historical operations and the results thereof

•	2009 budget projections and expected economic conditions
YaYa Media, Inc. and Games Media Properties, LLC
     The Company’s ownership of YaYa, a non-operating entity, which holds less than a 5% interest in Games Media, a joint venture, generated nominal revenues during the years ended December 31, 2005 and 2004. At December 31, 2008, the Company estimated that the fair value of this investment was zero.
E. Sources of Present Income
Sources of the Company’s Income
     As a result of its registration with the Commision as a non-diversified closed-end management investment company under the Act, effective March 21, 2006, the Company changed its accounting to carry its investments in non-traded investees at estimated fair values and otherwise report utilizing specialized accounting principles applicable to registered investment companies.
     For the years ended December 31, 2008 and 2007, the Company reported primarily consolidated operations for its majority-owned subsidiaries: (i) Brownstone, LLC (a Tribal gaming development and consulting company), (ii) Brownstone GoldTown, LLC (non-Tribal gaming company); and, (iii) Brownstone GoldTown CV, LLC (non-Tribal gaming company).

     For the years ended December 31, 2008 and 2007, the Company reported an unconsolidated investment in the Border Grill. For the period September 15, 2007 to December 31, 2007, the Company reported an unconsolidated investment in COD.
     At December 31, 2008, as reported in the Company’s Report on Form N-CSR, the following is the Consolidated Statement of Operations:

Year ended
December 31, 2008
Investment income
Dividend	$35,000
Interest	81,000

116,000

Expenses
Salaries and other compensation	865,000
Accounting and auditing fees	329,000
Consulting fees	214,000
Directors fees	80,000
Legal fees	238,000
Interest	179,000
Other	676,000

2,581,000

Net investment loss	(2,465,000)

Net realized (loss) gain from:
Impairment of long-term assets	(773,000)
Investment in Border Grill Las Vegas, LLC	319,000

(454,000)

Net unrealized depreciation from:
Equity securities of Candidates on Demand Group, Inc.	(5,098,000)
Equity securities of Genius Products, Inc.	(1,902,000)
Investment in Border Grill Las Vegas, LLC	(1,764,000)

(8,764,000)

Net realized loss and unrealized depreciation from investments	(9,218,000)

Net decrease in net assets resulting from operations	$(11,683,000)

     The March 2007 exclusive development agreement between Brownstone, LLC and the Big Sandy Rancheria Tribe of Western Mono Indians provides for various contracted revenue streams:
•	A financing structuring fee equal to a percentage of the gross amount of all initial, interim and permanent financings, which are currently anticipated to aggregate approximately $540,000,000.

•	A development fee equal to a percentage of the aggregate ‘hard’ costs for developing, constructing, equipping and opening the hotel and casino resort. Such aggregate costs are currently estimated to total approximately $400,000,000.

•	A $2.5 million bonus if the project opening date occurs within 24 months of the closing of the permanent financing.
     With the assistance of Brownstone, LLC, the Tribe completed a bridge financing of $39,900,000 in October 2007 to fund the pre-development activities of the Tribe’s hotel and casino project. Related to these continuing pre-development activities, the Company’s consolidated statements of operations for the years ended December 31, 2008 and 2007 reported cumulative development and structuring fee revenues totaling $1,485,000.
     Brownstone, LLC is developing this project with Robert F. Gross, Chief Executive Officer of the Brownstone group of entities and President of RFG Gaming and Hospitality, LLC. During 2008 and 2007, Mr. Gross provided chief executive officer services to Brownstone, LLC and received monthly consulting fees of $15,000 for such services. Through December 31, 2008, the Company and Mr. Gross were in contract negotiations to share in the equity membership of Brownstone, LLC’s reported net profits or losses (then anticipated at a total percentage of 40% to Mr. Gross subject to other potential adjustments). Effective January 1, 2009, the Company and Mr. Gross have agreed to a respective 60% and 40% equity membership of Brownstone, LLC, subject to certain contractual adjustments to Brownstone, LLC’s reported net profits or losses.
     During 2008 and 2007, Brownstone GoldTown CV, LLC was in the predevelopment phase for the GoldTown Hotel and Casino Resort. An independent Gaming, Hotel, Convention Center and Retail Market Assessment report was issued in September 2007. The report concluded that operating income generated from the GoldTown Hotel project would increase from $19,500,000 in the first full year of operations to $28,000,000 in the fifth year.
     At public meetings held on January 3, 2008 and February 5, 2008, the Douglas County Board of Commissioners approved Phases I and II in their entirety, including a building height variance, amendment to the existing special use permit, zoning map amendments, relocation of the gaming district overlay and tourist commercial zoning district, and reclassification of the remaining project site to “general commercial.”

          The Company planned to begin construction during the second quarter of 2008. However, due to current economic conditions, the GoldTown project has been placed on-hold pending a more favorable financing market. At a public meeting held on March 5, 2009, the Douglas County Board of Commissioners approved a two-year extension for the GoldTown project.
     Brownstone GoldTown, LLC is also developing this project with Mr. Gross. Through December 31, 2008, for Mr. Gross’s project concept, predevelopment and management services, the Company was negotiating an equity interest in Brownstone GoldTown, LLC. Effective January 1, 2009, the Company and Mr. Gross have agreed to a respective equity membership of 51% and 49%, subject to certain contractual adjustments to Brownstone GoldTown, LLC’s reported net profits or losses.
Historical Financial Statement Information for Unconsolidated Subsidiaries (in Accordance with the Act )
Border Grill
     Until March 20, 2006, the Company recorded its equity interest in the Border Grill using the equity method of accounting (based on the Company’s 49% equity interest in Border Grill’s net assets and the terms of the Border Grill operating agreement).
     Effective March 21, 2006, the Company excludes the accounts of Border Grill in reporting its consolidated financial statements. As required by the Act, the Company carries its investments in Border Grill at its estimated fair value, and otherwise reports utilizing specialized accounting principles applicable to registered investment companies.

     The following historical summarized financial statement information represents the audited results of operations for Border Grill as if the equity method accounting had been required for the applicable presented periods:

	December 31, 2008	December 31, 2007
Assets	$4,207,000	$2,145,000
Liabilities	2,671,000	1,151,000

Members’ capital	$1,536,000	$994,000

	Twelve Mos. Ended	Twelve Mos. Ended
	December 31, 2008	December 31, 2007
Revenues	$5,951,000	$7,918,000
Expenses excluding depreciation and amortization	5,163,000	6,026,000
Depreciation and amortization	246,000	113,000

Net income	$542,000	$1,779,000

Games Media
     Effective April 16, 2003, the Company holds a less than 5% investment in Games Media, an unconsolidated subsidiary. Through March 20, 2006, the Company excluded the accounts of Games Media using the cost method of accounting based on the Company’s less than 5% equity interest in the net assets of Games Media. At December 31, 2006, the Company estimated that the fair value of this investment was zero.
     Effective March 21, 2006, as required by the Act, the Company carries its investments in Games Media at its estimated fair value (zero at December 31, 2008), and otherwise reports utilizing specialized accounting principles applicable to registered investment companies.
COD
     Pursuant to a merger agreement dated as of September 14, 2007, as amended on March 10, 2008, among the Company, COD and Michael C. Woloshin, founder and sole shareholder of COD, the Company acquired all of the outstanding common stock of COD. COD began operations on September 15, 2007.
     As required by the Act, effective September 15, 2007, the Company excludes the accounts of COD in reporting its consolidated financial statements and carries its investment in COD at its estimated fair value, reporting utilizing specialized accounting principles applicable to registered investment companies.

     The following historical summarized financial statement information represents the results of operations of COD as if the consolidated method accounting had been required for the applicable presented periods:

	December 31, 2008	December 31, 2007
	(Unaudited)	(Audited)
Assets	$6,263,000	$7,189,000
Liabilities	5,008,000	4,115,000

Members’ capital	$1,255,000	$3,074,000

		September 15, 2007
	Twelve Mos. Ended	through
	December 31, 2008	December 31, 2007
Revenues	$1,009,000	$418,000
Expenses excluding depreciation and amortization	2,564,000	556,000
Depreciation and amortization	263,000	68,000

Net income	$(1,818,000)	$(206,000)

Other Financial Information
     During 2005 and 2007, a portion of the Company’s working capital was generated through the sale of the Company’s investment in Genius common stock. At December 31, 2008, the Company continues to hold 525,000 shares of Genius common stock. However, at December 31, 2008, the Genius stock closed on NASD’S over-the-counter bulletin board (GNPR.PK) at $0.01 per share. Although the market trading prices for this stock has traded up to $3.25 (at March 21, 2005), given the extreme downturn in the Genius stock price, the Company does not currently anticipate that the Genius securities will be sold in the near future.
     In prior years, the Company has used its income and principal from investment securities to support its operations, i.e., funding payroll, reducing debt, and covering general corporate cost. Future funds are anticipated to be used for the same purpose.
     The Company does not relate any of its expenses, historically or in the future to its investments. There is not an employee hired to monitor the investments, nor do we incur any outlay of cash to maintain the investments.

IV. DISCUSSION OF ASSETS RELATING TO THE 40% TEST
     Section 3(a)(1)(C) of the Act provides that an issuer is an investment company if it is
engaged...in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.
     The Company filed its Certified Stockholder Report of Registered Management Investment Companies (Semi-Annual Report) on Form N-CSR with the Commission on March 16, 2009. Included therein are the Company’s Consolidated Statement of Assets and Liabilities (“2008 Balance Sheet”) and Consolidated Schedule of Investments (“2008 Investment Schedule”), each for the period ended December 31, 2008. The relevant formula for determining investment securities as a percentage of total assets, and thereby investment company status under Section 3(a)(1)(C) of the Act, is as follows:

X =	Investment Securities[2]
Total Assets[3]
     Total assets and cash as set forth on the 2008 Balance Sheet equal $10,008,000 and $281,000, respectively. Total investment securities as set forth on the 2008 Investment Schedule equals $2,080,000.4 The loan on the preferred stock of $715,000 is subtracted from the total amount of both the Investment Securities and Total Assets.
     Thus:

X =	$2,080,000	=	0.231 = 23.1%
$9,012,000
     Accordingly, the Company has investment securities as a percentage of total assets equal to approximately 23.1%, substantially less than the 40% threshold. Consequently, the Company should not be deemed to be an investment company under Section 3(a)(1)(C) of the Act.

[2]	Exclusive of securities issued by majority owned subsidiaries pursuant to Section 3(a)(2)(C) of the Act.

[3]	Exclusive of cash and government securities pursuant to 3(a)(1)(C) of the Act.

[4]	Total investments as set forth on the 2008 Investment Schedule equal $4,097,000. The value of Candidates on Demand Group, Inc., which equals $1,302,000, is subtracted from the total amount of investments in accordance with Section 3(a)(2)(C) of the Act (as described in footnote 2 above), as well as a $715,000 loan on the preferred stock for a total of investment securities equal to $2,080,000.

V. RATIONALE FOR REGISTRATION/HARDSHIP FOR COMPLIANCE
Rationale for Registration
     The Company does not believe that it should be, or should ever have been, characterized as an investment company. However, in an abundance of caution, since the Company believed that in 2006, it could be deemed to technically fall within the definition of an investment company pursuant to Section 3(a)(1)(C) of the Act by virtue of owning, at that time, investment securities having a value exceeding 40 per centum of the Company’s total assets, the Company believed it prudent at the time of filing to register under the Act. This was especially so after a full year had passed following the Company’s acquisition of such investment securities, in light of Rule 3a-2 under the Act, which provides a “safe harbor” for a period not to exceed one year. We note that none of the Company’s subsidiaries could be deemed to be an investment company for purposes of the Act.
     The Board of Directors and management deliberated on the issue of registration under the Act on several occasions in 2005 and early 2006. Upon the advice of counsel, management authorized the Company to file the initial Form N-8A Notification of Registration and to take any further action necessary or appropriate to register the Company under the Act.
Hardship for Continued Compliance
     Continued compliance with the Act would present an undue hardship to the Company. By design, the Act is not intended to regulate operating companies, and as such, contains many proscriptions and limitations with respect to activities normally within the scope of an operating company’s business, operations and financial viability. Examples include a general prohibition on the granting of warrants and the requirement to obtain stockholder approval prior to issuing securities at less than the net asset value per share. Such restrictions present significant obstacles to capital raising activities in which the Company would otherwise actively participate if it were not for its status as a registered investment company.
     Further, the basis for accounting and reporting under the Act, i.e., fair market value, does not provide the Company’s stockholders with information pertinent to investing decisions as the information does not reflect the actual operations or management of these operations, but rather is primarily driven by current world and U.S. economic conditions. For example, for the year ended December 31, 2008, the Company recorded net unrealized depreciation of $5,098,000 and $1,764,000, respectively, for COD’s and Border Grill’s change in estimated fair market value. These decreased valuations were based on analyses performed through independent appraisals. The third-party appraisers evaluated comparable properties and/or companies that had been sold or are being sold, economic market conditions, historical financial information and projected financial information. Strong credence was given to the significant U.S. economic market turmoil during late-2008 and continuing into 2009. Accordingly, management believes that accounting and reporting such depreciation under the Exchange Act rather than the Act would present more relevant disclosure to investors.
     Also, consistent with regulations under the Act, the Company does not consolidate the assets, liabilities and operations of its wholly-owned subsidiary, COD. Again, management believes that the lack of consolidation (as required by the Act) excludes information that could be pertinent to the Company’s stockholders, such as operational results, balance sheet items, and the limited nature and content of footnote disclosures that could otherwise provide relevant information to stockholders.
VI. APPLICABLE STATUTORY PROVISIONS
     Applicant is seeking an order terminating its registration as an investment company under the Act, pursuant to Section 8(f) thereof. Section 8(f) of the Act provides that “whenever the Commission, on its own motion or upon application, finds that a registered investment company has ceased to be an investment company, it shall so declare by order and upon the taking effect of such order the registration of such company shall cease to be in effect.” Applicant qualifies for an order under Section 8(f) because it no longer meets the definition of an investment company under the Act.
     Section 3(a)(1)(A) of the Act defines an investment company as an issuer which “is or holds itself out as being engaged primarily . . . in the business of investing, reinvesting or trading in securities.” Further, Section 3(a)(1)(B) of the Act defines an investment company as an issuer which “is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type...” Finally, Section 3(a)(1)(C) of the Act defines an investment company as an issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” Section 3(a)(2) provides, in pertinent part, that “As used in this section, ‘investment securities’ includes all securities except (A) Government securities, . . . and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).”
Applicant is Neither a Section 3(a)(1)(A) nor 3(a)(1)(B) Investment Company
     Applicant has never in the past, nor does it presently, hold itself out as being engaged primarily, nor does it propose in the future to engage primarily, in the business of investing, reinvesting, or trading in securities. Further, Applicant has never in the past, nor does it presently, engage in, nor does it propose in the future to engage in, the business of issuing face-amount certificates of the installment type, nor does it have any such certificate outstanding.

Applicant is Not a Section 3(a)(1)(C) Investment Company
     Applicant is no longer an investment company as defined in Section 3(a)(1)(C) of the Act. To come within the definition of Section 3(a)(1)(C), an issuer must both be engaged, or propose to engage, in the business of investing and reinvesting in securities and own or propose to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis.
     Because Applicant represents that currently neither it nor any of its subsidiaries either (i) are engaged, or propose to engage, in the business of investing and reinvesting in securities or (ii) own or propose to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis, Applicant is no longer an investment company under Section 3(a)(1)(C) of the Act. See “Nature of Present Assets — Discussion of Assets Relating to the 40% Test,” infra above.
     Upon the granting by the Commission of an order pursuant to Section 8(f) of the Act declaring that the Company has ceased to be an investment company under the Act, the Company will automatically, and with no further action required, revert to the status of a public operating company under the Exchange Act. As such, it will continue to be publicly-held, subject to the reporting requirements of the Exchange Act and the rules and regulations promulgated thereunder, and traded on the “Pink Sheets.” As such, stockholders will continue to be afforded with the protections of the federal securities laws.
VII. BOARD AND STOCKHOLDER APPROVAL
     The Board of Directors of the Company discussed deregistering the Company from the Act on several occasions. On March 27, 2008, the Board resolved that it would be in the best interest of the Company to deregister from the Act, and thereby authorized and directed the Company to take all action necessary and appropriate, including the filing of this Application, to so deregister. On October 1, 2008, a Unanimous Written Consent was signed by the Board which resolved to include the deregistration in the next proxy statement for consideration by the stockholders.
     At the Company’s Annual Meeting of Stockholders held on November 14, 2008, stockholders representing approximately 79.5% of the issued and outstanding common stock of the Company voted to approve the proposal to deregister the Company from the Act.

VIII. CONCLUSION
     The Company is no longer an investment company by virtue of the fact that neither Section 3(a)(1)(A) nor 3(a)(1)(B) of the Act are applicable to the Company, and the Company’s investment securities equal approximately 23.1% of its total assets, well below the 40% threshold set forth in Section 3(a)(1)(C) of the Act. Further, the Company maintains ongoing business operations in the placement agency, restaurant, gaming and entertainment fields, all of which are unrelated to the business of investing, reinvesting, owning, holding, or trading in securities. The Company fully intends to manage its assets and any future cash earnings in a manner that will cause the Company to continue to be excluded from the definition of an investment company under the Act. In addition, after entry of the order requested by this application, the Company will continue to be traded on the Pink Sheets and will be subject to the reporting and other requirements of the Exchange Act. Accordingly, for the reasons set forth above, the Company asserts that it satisfies the standards for an exemptive order under Section 8(f) of the Act.
(Remainder of page intentionally left blank)

AUTHORITY TO FILE THIS APPLICATION
     Pursuant to Rule 0-2(c) under the Act, Applicant states that the Board, by resolution duly adopted and attached hereto as Exhibit A, has authorized certain officers of Applicant to prepare, or cause to be prepared, and to execute and file with the Commission, this Application.
     The verification required by Rule 0-2(d) under the Act is attached hereto as Exhibit B. All other requirements for the execution and filing of this Application in the name of, and on behalf of, Applicant by the undersigned officer of Applicant have been complied with and such officer is fully authorized to do so.
     Pursuant to Rule 0-2(f) under the Act, Applicant states that its address is P. O. Box 81920, Las Vegas, Nevada, 89180, and Applicant further states that all communications or questions concerning this Application or any amendment thereto should be directed to David R. Fishkin, Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158, telephone (212) 455-0408.
     It is desired that the Commission issue an Order pursuant to Rule 0-5 under the Act without a hearing being held.
     Applicant has caused this Application to be duly signed on its behalf as of this 23rd day of April, 2009.

AMERICAN VANTAGE COMPANIES
By:	/s/ Ronald J. Tassinari
	Name:	Ronald J. Tassinari
	Title:	Chief Executive Officer

Exhibit A
AMERICAN VANTAGE COMPANIES
UNANIMOUS WRITTEN CONSENT
OF THE
BOARD OF DIRECTORS
The undersigned, constituting all of the members of the Board of Directors (the “Board”) of American Vantage Companies, a Nevada corporation (the “Corporation”), pursuant to Section 78.315 of the Nevada Revised Statutes, do hereby consent to and adopt the following as the duly adopted resolutions of the Board and to the taking of the actions authorized hereby:
RESOLVED, that the Board deems it advisable and in the best interest of the Corporation for the Corporation to deregister from the Investment Company Act of 1940, as amended (the “1940 Act”) and to cease to be an investment company (the “Deregistration”);
RESOLVED, that the Corporation be, and it hereby is, authorized, either at its next annual meeting of stockholders, or pursuant to a special meeting of the stockholders called for such purpose, to include in the proxy statement to be filed with the Securities and Exchange Commission (the “Commission”) in respect thereof, a proposal for consideration by the Corporation’s stockholders for the approval of the Deregistration (the “Deregistration Proposal”);
RESOLVED, that the Board hereby deems it advisable and in the best interest of the Corporation, and recommends to the stockholders of the Corporation, that the stockholders approve and adopt the Deregistration Proposal at such meeting;
RESOLVED, that subject to such stockholder approval, the proper officers of the Corporation be, and they hereby are, authorized and directed, for and on behalf of the Corporation, to prepare, execute and file with the Commission an application pursuant to Section 8(f) of the 1940 Act seeking an order from the Commission deregistering the Corporation from the 1940 Act; and
RESOLVED, that the appropriate officers of the Corporation be, and each of them hereby is, authorized to do and to perform all such acts and things and to execute, deliver and/or file all such other instruments, documents or certificates and take such other steps as they deem necessary or advisable in the name and on behalf of the Corporation to effectuate the intent of the foregoing resolutions, the taking of such actions or steps or the execution or filing of such instruments, documents or certificates being conclusive evidence of the necessity or advisability thereof.
This Unanimous Written Consent may be executed in one or more counterparts, each of which shall be deemed an original, and all of which, when taken together, shall constitute one and the same instrument.
The execution of this Unanimous Written Consent and delivery thereof by facsimile or email transmission shall be sufficient for all purposes and shall be binding upon any party who so executes.
Dated as of: October 1, 2008

/s/ Ronald J. Tassinari	/s/ Steven G. Barringer

Ronald J. Tassinari	Steven G. Barringer

/s/ Jeanne Hood	/s/ Douglas R. Sanderson

Jeanne Hood	Douglas R. Sanderson

/s/ Brian T. Seager
Brian T. Seager

2

Exhibit B

VERIFICATION OF SECTION 8(f) APPLICATION

OF

AMERICAN VANTAGE COMPANIES

STATE OF NEVADA)
) ss.:
COUNTY OF CLARK)

Ronald J. Tassinari

State of Nevada
County of Clark

Subscribed and sworn to before me this
[27]th day of April, 2009

Notary Public

Notary Public - State of Nevada
County of Clark
KATHY CAMPAGNA
My Appointment Expires
March 1, 2013
No: 09-9520-1

My commission expires:
March 1, 2013

Exhibit b VERIFICATION OF SECTION 8(f) APPLICATION OF AMERICAN VANTAGE COMPANIES STATE OF NEVADA ) ) COUNTY OF CLARK ) The undersigned, Ronald, J. Tassinari, being duly sworn, solemnly that I have duly executed the attached dated April 23, 2009, for and on behalf of American Vantage Companies; that I am the Chief Executive Officer of American Vantage Companies; and that all action by stockholders, directors, and other bodies necessary for my authorization to execute and file such instrument has been take. I further swear that I am familiar with such instrument and the contents thereof. and that the facts contained therein are true to the best of my knowledge, information and belief. State of Nevada County of Clark